April 12, 2006


By facsimile to (212) 930-9725 and U.S. Mail


Ms. Kimberly Landry
Chief Executive Officer
Luna Technologies International, Inc.
61B Fawcett Road
Coquitlam, British Columbia, Canada V3K 6V2

Re:	Luna Technologies International, Inc.
	Revised Preliminary Information Statement on Schedule 14C
	Filed April 5, 2006
	Amendment to Annual Report on Form 10-KSB for the fiscal year
ended December 31, 	2004 and Amendments to Subsequent Quarterly
Reports on Form 10-QSB
	Filed March 1, 2006
	File No. 0-29991

Dear Ms. Landry:

	We reviewed the filings and have the comments below.

PreR14C

1. We considered your response to prior comment 1 and are unable to concur. In this case, because the authorization of common stock involves the issuance of the secured convertible notes, Item11 information for the issuance of the notes, including financial statements, is required. Please refer to note A to Schedule 14A. Moreover, as noted previously and as your response acknowledges, Luna has an obligation under the December 16, 2005 securities purchase agreement to issue "essentially limitless" additional shares of common stock that are being proposed for authorization. Risk factor disclosure includes numerous material risks to Luna`s other stockholders resulting from conversion of the secured convertible notes and exercise of outstanding warrants. Since the information required by Item 11 of Schedule 14A, including the financial and other information required by Item 13(a) of Schedule 14A, appears material for the exercise of prudent judgment in the matter being acted upon, please revise.

10-KSB/A

Item 8A.  Controls and Procedures

2. The next comment is applicable also to the amended 10-QSBs for March 31, 2005, June 30, 2005, and September 30, 2005. See Item 3 of
Form 10-QSB.

3. Refer to prior comment 6. We note your revised statement that "we have concluded that our disclosure controls and procedures are effective to ensure the timely collection, evaluation and disclosure of information relating to our company and our consolidated subsidiaries, that would potentially be subject to disclosure." Revise to clarify, if true that your management, including your chief executive officer and your chief financial officer, concluded that your disclosure controls and procedures are designed and are effective to ensure that information required to be disclosed by Luna in the reports that it files or submits under the Exchange Act:

* Is recorded, processed, summarized, and reported within the time periods specified in the Commission`s rules and forms.

* Is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions on required disclosure.

   See Rule 13a-15(e) under the Exchange Act.

Closing

	As appropriate, amend the filings and respond to these comments within 10 business days. Alternatively, tell us within 10 business days when you will provide us a response. To expedite our review, Luna may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If Luna thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.


	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Luna and its management are in possession of all facts relating to the disclosure in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Luna in which Luna acknowledges that:

* Luna is responsible for the adequacy and accuracy of the disclosure in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Luna may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Luna provides us in our review of the filings or in response to our comments on the filings.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Gregory Sichenzia, Esq.
	Marcelle S. Balcombe, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, NY 10018



Ms. Kimberly Landry
April 12, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE